NOBLE FINANCIAL CAPITAL MARKETS

April 4, 2014

Naked Brand Group Inc.
2-34346 Manufacturers Way
Abbotsford, BC V2S 7M1

Attention:	Mr. Joel Primus
President & Chief Executive Officer

Dear Joel:

This letter agreement (this “Agreement”) will confirm the understanding and agreement between Naked Brand Group Inc. (the “Company”) and Noble Financial Capital Markets (“Noble”) as follows:

1. The Company hereby appoints Noble on an exclusive basis to act as its placement agent in connection with the sale of equity or equity-linked securities (the “Securities”) for a ninety (90) day period from the date hereof (the “Term”).

The Company hereby authorizes Noble, as a placement agent, to endeavor to arrange a private placement (the “Placement”) of the Securities on a best efforts basis at a price and on terms satisfactory to the Company, subject to subparagraph 6(a) hereof. The Placement of the Securities is to be made directly by the Company to the purchasers pursuant to purchase or subscription agreements entered into by such parties and the proceeds will be funded by the purchasers directly to the Company at each closing of any sale of Securities.

2. As compensation for Noble’s services hereunder, the Company shall pay Noble as follows:

a. At each closing (“Closing”) of any sale of the Securities to purchasers, (i) a cash fee equal to 8% of the aggregate gross proceeds including, but not limited to (a) the face value of Convertible Debentures issued in the Company’s Bridge Financing and converted into the Placement and (b) any investments in the Placement by officers and directors of Noble, but exclusive of any investment made by the Hochman family in the Placement (the “Placement Fee”) received from a sale of the Securities, payable by wire, and (ii) plus for $.0001 each, cashless exercise warrants (the “Warrants”) to purchase common stock equal to 8% of the number of shares of the Company’s common stock issuable (a) upon conversion of the convertible debentures, and (b) upon exercise of the warrants sold in the Securities Financing (the “Shares”). The Warrants will have a term of five years and have an exercise price of 100% of the conversion and or exercise price of the securities at which the investors invested in connection with the Securities

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Financing. The Warrants will be transferable to Noble employees and affiliates, provided that none of such employees or affiliates are Canadian residents. Noble shall also be granted one time piggyback registration rights with respect to the Shares underlying the Warrants.

b. In the event there should be multiple partial closings (each, an “Interim Closing”) prior to the final closing of the Placement, the Company shall pay Noble, by wire, the Placement Fee on the aggregate gross proceeds received from such Interim Closing within one (1) business days after each such Interim Closing.

c. The Company will pay all of its costs relating to the Placement contemplated hereby, including, without limitation, audit expenses, issuance costs and taxes, counsel fees for the preparation of the offering documents, filing fees and disbursements of counsel relating to the qualification of the Securities under federal securities laws, and legal fees and expenses of counsel in connection with qualifying the Securities under the state blue sky laws. To the extent required by law, the Company shall qualify the Securities for offer and sale in those jurisdictions designated by Noble and reasonably acceptable to the Company. The Company shall be responsible for state blue sky securities laws compliance.

d. The Company will reimburse Noble up to $45,000 for placement agent legal fees and other transaction related expenses.

e. The Company will pay Noble a $25,000 fee on execution of this letter which amount will be non-refundable, but will be credited against the Placement Fee.

f. Effective on the initial Closing, the Company will enter into a financial advisory agreement (the “Advisory Agreement”) with Noble for a twelve (12) month period for a fee of $60,000 payable monthly. In addition, if the Maximum Offering of $6 million is completed, the Company will enter into a corporate business services agreement with Noble for a twelve (12) month period to render certain business and corporate advisory services for a fee of $5,000 per month.

3. The Company agrees with Noble that:

a. During the ninety (90) day term of this Agreement, the Company will not, directly or indirectly, make any offer or sale of any of the Securities or any securities of the same or similar class as the Securities, the result of which would cause the offer and sale of the Securities to fail to be entitled to the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”). The Company represents and warrants to Noble that it will not, directly or indirectly, made any offers or sales of the Securities or securities of the same or a similar class as the Securities during the Term of this Agreement, except for the offering of the Securities through Noble pursuant hereto and for offers and sales made prior to the date hereof, which offers and sales would not cause the offering of the Securities contemplated hereunder to fail to be entitled to the exemption from registration afforded by Section 4(a)(2) of the Act. As used herein, the terms “offer” and “sale” have the meanings specified in Section 2(3) of the Act.

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b. The Company will fully cooperate with Noble in any due diligence investigation reasonably requested by Noble with respect to the offer and sale of the Securities and will furnish Noble with such information, including financial statements, with respect to the business, operations, assets, liabilities, financial condition and prospects, SEC Public Reports, press releases, power point presentations or any other such materials (the “Marketing Material”) of the Company as Noble may reasonably request. Noble may rely upon the accuracy and completeness of all Marketing Materials and the Company acknowledges that Noble has not been retained to independently verify any of such information. The Company will be solely responsible for the contents of the Marketing Material and any and all other written or oral communications provided by or on behalf of the Company to any actual or prospective purchaser of the Securities, and the Company represents and warrants that the Marketing Material (other than with respect to any financial projections contained therein) and such other communications will not, as of the date of the offer or sale of the Securities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. With respect to the financial projections (the “Projections”) to be contained in the Marketing Material, the Company represents and warrants that the Projections will be made by the Company with a reasonable basis and in good faith and that the Projections will represent the Company’s best then available estimate and judgment as to the future financial performance of the Company based on the assumptions to be disclosed therein, which assumptions will be all the assumptions that are material in forecasting the financial results of the Company and which will reflect the Company’s best then available estimate of the events, contingencies and circumstances described therein. The Company authorizes Noble to provide the Marketing Material to prospective purchasers of the Securities, provided however that in any event Marketing Material is amended, revised or modified by Noble in any material way, Noble agrees to provide such Marketing Material for the Company’s approval prior to any such distribution.

If at any time prior to the completion of the offer and sale of the Securities an event occurs that would cause the Marketing Material (as supplemented or amended) to contain an untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or that would cause a material change in the Company’s view of the likelihood of achievement of the Projections or the reasonableness of the underlying assumptions, then the Company will notify Noble immediately of such event and Noble will suspend solicitations of the prospective purchasers of the Securities until such time as the Company shall prepare a supplement or amendment to the Marketing Material that corrects such statement or omission or revises the Projections or such assumptions.

c. Whether or not this offering is made pursuant to Regulation D under the Act, the offer and sale of the Securities will comply with certain requirements of Regulation D, including, without limitation, the requirements that:

i. the Company will not offer or sell the Securities by means of any form of general solicitation or general advertising;

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ii. the Company will not offer or sell the Securities to any person who is not an “accredited investor” (as defined in Rule 501 under the Act); and
iii. the Company will exercise reasonable care to assure that the purchasers of the Securities are not underwriters within the meaning of Section 2(11) of the Act and, without limiting the foregoing, that such purchasers will comply with Rule 502(d) under the Act.

d. The Company will furnish to Noble, and Noble shall be entitled to rely upon, the copies of opinions of counsel and accountant’s letters that are provided to purchasers of the Securities.

e. Following the consummation of any sale of the Securities, the Company will furnish Noble with the same information with respect to the Company (including audited and unaudited financial statements, when available, and projections) as it furnishes to any holder of the Securities (other than information that is furnished to a holder solely in its capacity as a member of the Company’s board of directors). Noble may, upon the request of any holder of the Securities, furnish such information to such holder. Noble, upon receipt of any information, agrees to maintain it confidential and at all times comply with any and all federal securities laws and the Company’s internal policies and guidelines applicable to possession, handling and use of such confidential information.

4. The Company shall indemnify Noble and hold it harmless against any and all losses, claims, damages or liabilities to which Noble may become subject (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Marketing Material or in any other written or oral communication provided by or on behalf of the Company to any actual or prospective purchaser of the Securities or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) arising in any manner out of or in connection with the services or matters that are the subject of this Agreement (including, without limitation, the offer and sale of the Securities), and shall reimburse Noble promptly for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising in any manner out of or in connection with the services or matters that are the subject of this Agreement (including, without limitation, in connection with the enforcement of this Agreement and the indemnification obligations set forth herein); provided, however, that the Company shall not be liable under clause (ii) of this paragraph in respect of any loss, claim, damage, liability or expense to the extent that it is finally judicially determined that such loss, claim, damage, liability or expense resulted directly from the gross negligence or willful misconduct of Noble in the performance of its services hereunder.

     The Company agrees that the indemnification and reimbursement commitments set forth in this paragraph 4 shall apply whether or not Noble is a formal party to any such lawsuits, claims or other proceedings and that such commitments shall extend upon the terms set forth in this paragraph to any controlling person, affiliate, director, officer, employee or agent of Noble (each, with Noble, an “Indemnified Person”). The Company further agrees that, without Noble’s prior written consent, which consent will not be unreasonably withheld, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the transactions contemplated by this Agreement unless such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Persons.

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     The Company further agrees that the Indemnified Persons are entitled to retain separate counsel of their choice in connection with any of the matters in respect of which indemnification, reimbursement or contribution may be sought under this Agreement.

     The Company and Noble agree that if any indemnification or reimbursement sought pursuant to this paragraph 4 is judicially determined to be unavailable for a reason other than the gross negligence or willful misconduct of Noble, then, whether or not Noble is the Indemnified Person, the Company and Noble shall contribute to the losses, claims, damages, liabilities and expenses for which such indemnification or reimbursement is held unavailable (i) in such proportion as is appropriate to reflect the relative benefits to the Company on the one hand, and Noble on the other hand, in connection with the transactions to which such indemnification or reimbursement relates, or (ii) if the allocation provided by clause (i) above is judicially determined not to be permitted, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative faults of the Company on the one hand, and Noble on the other hand, as well as any other equitable considerations; provided, however, that in no event shall the amount to be contributed by Noble pursuant to this paragraph exceed the amount of the fees actually received by Noble hereunder.

5. Noble will not have any rights or obligations in connection with the sale and purchase of the Securities contemplated by this Agreement except as expressly provided in this Agreement. In no event shall Noble be obligated to purchase the Securities for its own account or for the accounts of its customers. Notwithstanding the foregoing, Noble will have the right, but not the obligation to determine the allocation of the Securities among potential purchasers, provided that such allocation is reasonably acceptable to the Company.

6. The Company agrees with Noble that:

a. Noble or the Company may terminate this engagement hereunder at any time upon at least thirty (30) days’ prior written notice, including without limitation in the event that Noble, in its sole judgment, is not satisfied with the results of its due diligence investigation of the Company and its business, operations, assets, liabilities, financial condition and prospects. Notwithstanding any such expiration or termination, the Company shall remain responsible for the reimbursement of Noble’s expenses (including counsel fees) and the indemnification and contribution obligations of the Company under paragraph 4 and the provisions of paragraph 6 through paragraph 10 of this Agreement shall survive any such expiration or termination.

b. This Agreement may be renewed upon mutual written agreement of the parties hereto.

c. If during a period of twelve (12) months following the expiration of the Term or termination of Noble’s engagement hereunder, the Company sells any Securities to any person which were introduced directly to the Company by Noble or participated in the

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Placement during the Term and provided to the Company in writing prior to Term expiration, then the Company shall pay to Noble upon the closing of such sale a fee equal to the fee which would have been payable to Noble pursuant to subparagraph 2(b) if the closing of such sale had occurred during the Term.

d. For a period of eighteen (18) months after the Closing of the last sale of the Securities, the Company hereby grants Noble the right, but not the obligation, to act as its exclusive financial advisor/placement agent for all sales of Securities issued by the Company or its subsidiaries.

e. Noble will serve as the Company’s exclusive warrant solicitation agent (Warrant Solicitation Agent”). In connection with the Warrants issued to investors through the Placement, Noble will be paid a 5% cash fee on the total aggregate gross proceeds received by the Company in connection with the exercise of such Warrants (“Warrant Solicitation Fee”).

7. The Company and Noble each represent to the other that:

a. without the consent of Noble, the Company agrees that no other person or entity will be entitled to a finder’s fee or any type of brokerage commission in connection with the transactions contemplated by this Agreement as a result of any agreement or understanding with it; and

b. without the consent of Noble, the Company agrees that during the term of Noble’s engagement hereunder (i) it will not pursue any financing transaction which would be in lieu of a sale of Securities hereunder and (ii) all inquiries, whether direct or indirect, from prospective purchasers of Securities will be referred to Noble.

8. Nothing in this Agreement, expressed or implied, is intended to confer or does confer on any person or entity other than the parties hereto or their respective successors and assigns, and to the extent expressly set forth herein, the Indemnified Persons, any rights or remedies under or by reason of this Agreement or as a result of the services to be rendered by Noble hereunder. The parties acknowledge that Noble is not acting in a fiduciary capacity with respect to the Company and that Noble is not assuming any duties or obligations other than those expressly set forth in this Agreement. The Company further agrees that neither Noble nor any of its controlling persons, affiliates, directors, officers, employees or consultants shall have any liability to the Company or any person asserting claims on behalf of or in right of the Company for any losses, claims, damages, liabilities or expenses arising out of or relating to this Agreement or the services to be rendered by Noble hereunder, unless it is finally judicially determined that such losses, claims, damages, liabilities or expenses resulted directly from the negligence or willful misconduct of Noble.

9. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

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10. Upon consummation of a sale of Securities:

a. Noble may place advertisements in financial and other publications and media at its own expense describing its services to the Company hereunder, provided that Noble agrees to notify the Company relating to such advertisements and other publications in advance thereof; and

b. the Company agrees that in any press release announcing the Closing as contemplated by this Agreement, the Company will include in such press release a reference to Noble’s role as placement agent to the Company with respect to such Closing, provided that such inclusion complies with applicable securities laws.

11. In order to induce the Company to enter into this Agreement, the Agent hereby represents and warrants to and agrees with the Company as follows:

a. Noble will comply with all applicable federal, state and provincial securities laws in connection with the offering and sale of the Securities;

b. Noble is duly registered and qualified as a broker dealer in such jurisdictions and with such regulatory bodies as is necessary in order to legally carry out the transactions contemplated by this Agreement; and

12. This Agreement may not be amended or modified except in writing signed by each of the parties hereto and shall be governed by and construed and enforced in accordance with the laws of the State of Florida. Each of the parties agrees that the exclusive jurisdiction for any claims or controversies arising hereunder shall be brought before the state or federal courts located in Palm Beach County, Florida. Any right to trial by jury with respect to any lawsuit, claim or other proceeding arising out of or relating to this Agreement or the services to be rendered by Noble hereunder is expressly and irrevocably waived.

If the foregoing correctly sets forth the understanding and agreement between Noble and the Company, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement as of the date first above written.

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NOBLE FINANCIAL CAPITAL MARKETS

By:
Nico P. Pronk
President & CEO
951 Yamato Road, Suite 210
Boca Raton, Florida 33431

Agreed and Accepted by:

NAKED BRAND GROUP, INC.

By

Joel Primus
President & CEO

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